EXHIBIT 99.1

RedHill Biopharma Announces Confirmatory Phase III Study Initiated with RHB-105 (TALICIA™) for H. pylori Infection

  Subject to a successful outcome and any additional regulatory feedback, the confirmatory Phase III study (ERADICATE Hp 2) is expected to complete the package required for a potential U.S. NDA for RHB-105, newly branded as TALICIA™

  The two-arm, randomized, double-blind, active comparator, confirmatory Phase III study is planned to enroll 444 non-investigated dyspepsia patients with confirmed H. pylori infection in up to 65 clinical sites in the U.S., with a primary endpoint of eradication of H. pylori infection at 42 through 70 days after initiation of treatment

  The first Phase III study with TALICIA™ (RHB-105) (ERADICATE Hp) successfully demonstrated 89.4% efficacy in eradicating H. pylori infection (p<0.001), supporting the potential superior efficacy of TALICIA™ (RHB-105) over current standard-of-care (SoC) therapies

  TALICIA™ (RHB-105) was granted QIDP designation by the FDA under the GAIN Act, including Fast-Track development, NDA Priority Review and extended U.S. market exclusivity, for a total of eight years

  H. pylori bacterial infection is a major cause of chronic gastritis, peptic ulcer disease, gastric cancer and mucosa-associated lymphoid tissue (MALT) lymphoma and is estimated to affect over half of the adult population worldwide

  The World Health Organization (WHO) recently published a global priority list of 12 life-threatening multidrug-resistant bacteria, in which H. pylori infection was classified in group 2 high-priority bacteria for which new treatments are urgently needed

  The 2015 global and U.S. market potential for H. pylori eradication therapies at current branded prices, were estimated at approximately $4.83 billion and $1.45 billion, respectively

TEL-AVIV, Israel and RALEIGH, N.C., June 15, 2017 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (Tel-Aviv Stock Exchange:RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for gastrointestinal and inflammatory diseases and cancer, today announced the initiation of a confirmatory Phase III study with RHB-105, newly branded as TALICIA™1, for the treatment of H. pylori infection (the ERADICATE Hp 2 study).

TALICIA™ (RHB-105) is a proprietary, fixed-dose, oral combination therapy of two antibiotics and a proton pump inhibitor (PPI) in an all-in-one oral capsule for the eradication of H. pylori infection.

The two-arm, randomized, double-blind, active comparator confirmatory Phase III ERADICATE Hp 2 study will compare TALICIA™ (RHB-105) against a dual therapy amoxicillin and omeprazole regimen at equivalent doses. The study is planned to enroll 444 non-investigated dyspepsia patients with confirmed H. pylori infection in up to 65 clinical sites in the U.S. Subjects will be randomized in a 1:1 ratio to receive four capsules, three times daily, of either TALICIA™ (RHB-105) or the active comparator, for a period of 14 days. Subjects will be assessed for the study’s primary endpoint of eradication of H. pylori infection at 42 through 70 days after initiation of treatment.

Subject to its successful outcome and any additional regulatory feedback, the confirmatory Phase III study, along with the results from the successfully completed first Phase III study with TALICIA™ (RHB-105) (the ERADICATE Hp study) and data from the completed supportive PK program, are expected to support a potential U.S. New Drug Application (NDA) for TALICIA™ (RHB-105).

The first Phase III study with TALICIA™ (RHB-105) successfully met its protocol-defined mITT primary endpoint of superiority over historical standard-of-care (SoC) eradication rate of 70%, with high statistical significance (p<0.001). The study results demonstrated 89.4% efficacy in eradicating H. pylori infection with TALICIA™ (RHB-105). Notably, the 89.4% efficacy in eradicating H. pylori infection with TALICIA™ (RHB-105) was also superior to subsequent open-label treatment with SoC therapies of patients in the placebo arm of the ERADICATE Hp study, which demonstrated 63% eradication rate in the mITT population (p=0.006), further supporting the potential efficacy of TALICIA™ (RHB-105) as a treatment for H. pylori infection. Treatment with TALICIA™ (RHB-105) appeared to be safe and well tolerated.

TALICIA™ (RHB-105) was granted Qualifying Infectious Disease Product (QIDP) designation by the U.S. Food and Drug Administration (FDA), providing a Fast-Track development pathway, as well as NDA Priority Review status, potentially leading to a shorter NDA review time by the FDA, if filed. If approved, TALICIA™ (RHB-105) is entitled to receive, thanks to its QIDP status, an additional five years of U.S. market exclusivity, in addition to the standard exclusivity period, for a total of 8 years of U.S. market exclusivity.

RedHill is pursuing with TALICIA™ (RHB-105) an indication of first-line treatment of H. pylori infection, regardless of ulcer status, a significantly broader indication than current standard treatments for H. pylori, which are typically indicated only for patients with active or recent history of duodenal ulcer disease. If approved, TALICIA™ (RHB-105) may be the first H. pylori eradication therapy in the U.S. to target this broader indication, which would significantly expand the potential patient population for this drug candidate.

H. pylori bacterial infection is a major cause of chronic gastritis, peptic ulcer disease, gastric cancer and mucosa-associated lymphoid tissue (MALT) lymphoma. H. pylori infection is estimated to affect over half of the adult population worldwide2. The growing resistance of the H. pylori bacteria to metronidazole and clarithromycin has resulted in increasing failure rates of current SoC for H. pylori eradication, reaching an estimated 30%3. Despite the strong unmet medical need, no new drug has been approved by the FDA for this indication in over a decade. The World Health Organization (WHO) recently published a global priority list of 12 life-threatening multidrug-resistant bacteria, in which H. pylori infection was classified as a high-priority bacteria for which new treatments are urgently needed4.

The 2015 global and U.S. market potential for H. pylori eradication therapies at branded prices, were estimated at approximately $4.83 billion and $1.45 billion, respectively, and could potentially grow with increasing awareness of the health risks associated with H. pylori infection and the benefits of its eradication5.

The confirmatory Phase III ERADICATE Hp 2 study with TALICIA™ (RHB-105) will be registered on www.ClinicalTrials.gov, a web-based service of the U.S. National Institutes of Health, which provides access to information on publicly and privately supported clinical studies.

About TALICIA™ (RHB-105):
RHB-105, newly branded as TALICIA™, is a new and proprietary fixed-dose oral combination therapy of two antibiotics and a proton pump inhibitor (PPI) in an all-in-one oral capsule with a planned indication for the treatment of H. pylori infection. H. pylori bacterial infection is a major cause of chronic gastritis, peptic ulcer disease, gastric cancer and mucosa-associated lymphoid tissue (MALT) lymphoma. A first Phase III study with TALICIA™ (RHB-105) (the ERADICATE Hp study) was completed in the U.S. with positive results. The study demonstrated an overall success rate of 89.4% in eradicating H. pylori, and met its protocol-defined primary endpoint of superiority in eradication of H. pylori infection over historical standard-of-care efficacy levels of 70%, with high statistical significance (p<0.001). A confirmatory Phase III study (ERADICATE Hp 2 study) has been initiated in the U.S. Additional studies may be required, subject to FDA review. TALICIA™ (RHB-105) has been granted Qualifying Infectious Disease Product (QIDP) designation by the FDA, providing a Fast-Track development pathway, as well as NDA Priority Review status, potentially leading to a shorter NDA review time by the FDA, if filed. If approved, TALICIA™ (RHB-105) will also receive an additional five years of exclusivity, in addition to the standard exclusivity period, for a total of 8 years of U.S. market exclusivity.

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (Tel-Aviv Stock Exchange:RDHL) is a specialty biopharmaceutical company headquartered in Israel, primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of gastrointestinal and inflammatory diseases and cancer. RedHill promotes two gastrointestinal products in the U.S. - Donnatal®, a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis, and EnteraGam®, a medical food intended for the dietary management, under medical supervision, of chronic diarrhea and loose stools. RedHill’s clinical-stage pipeline includes: (i) TALICIA™ (RHB-105) - an oral combination therapy for the treatment of Helicobacter pylori infection with successful results from a first Phase III study and an ongoing confirmatory Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study, a completed proof-of-concept Phase IIa study for multiple sclerosis and QIDP status for nontuberculous mycobacteria (NTM) infections; (iii) BEKINDA® (RHB-102) - a once-daily oral pill formulation of ondansetron with successful top-line results in a Phase III study for acute gastroenteritis and gastritis and an ongoing Phase II study for IBS-D; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA® (ABC294640) - a Phase II-stage, orally-administered, first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications; (vi) MESUPRON - a Phase II-stage first-in-class, orally-administered protease inhibitor, targeting pancreatic cancer and other solid tumors and (vii) RIZAPORT® (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines, with a U.S. NDA currently under discussion with the FDA and marketing authorization received in two EU member states under the European Decentralized Procedure (DCP). More information about the Company is available at: www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to successfully market Donnatal® and EnteraGam®, (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; and (xii) estimates of the Company’s expenses, future revenues capital requirements and the Company’s needs for additional financing; (xiii) competitive companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 23, 2017. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

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1 TALICIA™ is an investigational new drug, not available for commercial distribution.

2 Hunt, R. H., et al. "Helicobacter pylori in developing countries." World Gastroenterology Organisation Global Guidelines (2010): 1-15.

3 Malfertheiner P. et al. Management of Helicobacter pylori infection - the Maastricht IV/ Florence Consensus Report, Gut 2012;61:646-664.

4 WHO report - Global priority list of antibiotic-resistant bacteria to guide research, discovery, and development of new antibiotics: http://www.who.int/medicines/publications/global-priority-list-antibiotic-resistant-bacteria/en/

5 Jerry Rosenblatt, Ph.D., a member of RedHill’s Advisory Board and Partner at Foster Rosenblatt, RedHill Biopharma press release: RedHill Biopharma’s Investor Webcast Forum Provides Update on the RHB-105 Phase III Program and Potential H. Pylori Eradication Market, May 18, 2015.

Company contact:
Adi Frish
Senior VP Business Development &
Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Marcy Nanus
Senior Vice President
The Trout Group
+1-646-378-2927
Mnanus@troutgroup.com